

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2010

Mace Security International, Inc.
Gregory M. Krzemien, Treasurer
240 Gibraltar Road, Suite 220
Horsham, PA 19044

> **Re:** **Mace Security International, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the periods ended March 31, 2010 and June 30, 2010**
> **File No. 0-22810**

Dear Mr. Krzemien:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

You may contact Mindy Hooker at (202) 551-3732, Kevin Stertzel as (202) 551-3723 or me at (202) 551-3768 with any other questions.

Sincerely,

John Cash
Branch Chief